                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


-----------------------------------X

HARBOR FINANCE PARTNERS,           :

                    PLAINTIFF,     :
                V.                 :      CIVIL ACTION NO. 17065
PAUL N. ARNOLD, CHARLES M.         :
EGAN, MICHAEL A. DELANEY,          :
JAMES A. URRY, GREGORY B.          :
MAFFEI, KEITH E. ALESSI,           :
BRUCE C. BRUCKMANN,                :
CITICORP VENTURE CAPITAL,          :
LTD., CORT BUSINESS SERVICES       :
CORPORATION, AND                   :
BRUCKMANN, ROSSER, SHERRILL        :
& CO., INC.,                       :
                    DEFENDANTS.    :
-----------------------------------X



                 NOTICE OF FILING AMENDED CLASS ACTION COMPLAINT



TO:               SAMUEL A. NOLEN, ESQUIRE
                  RICHARDS LAYTON & FINGER
                  ONE RODNEY SQUARE
                  WILMINGTON, DELAWARE 19801

                  JON E. ABRAMCZYK, ESQUIRE
                  MORRIS NICHOLS ARSHT & TUNNELL
                  1201 N. MARKET STREET
                  WILMINGTON, DELAWARE 19899


     PLEASE TAKE NOTICE that plaintiff herewith files the attached Amended Class Action Complaint as of right pursuant to Rule 15(a).

     In compliance with Rule 15(aa), plaintiff avers that the Amended Complaint is in full substitution for the Complaint heretofore filed on March 26, 1999.

                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                    By:  /s/
                         ----------------------------------
                         Suite 1401, Mellon Bank Center
                         P. O. Box 1070
                         Wilmington, Delaware 19899-1070
                         (302) 656-4433
                         Attorneys for Plaintiff

June 24, 1999

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



-----------------------------------X

HARBOR FINANCE PARTNERS,           :

                    PLAINTIFF,     :
                V.                 :         CIVIL ACTION NO. 17065
PAUL N. ARNOLD, CHARLES M.         :
EGAN, MICHAEL A. DELANEY,          :
JAMES A. URRY, GREGORY B.          :
MAFFEI, KEITH E. ALESSI,           :
BRUCE C. BRUCKMANN,                :
CITICORP VENTURE CAPITAL,          :
LTD., CORT BUSINESS SERVICES       :
CORPORATION, AND                   :
BRUCKMANN, ROSSER, SHERRILL        :
& CO., INC.,                       :
                                   :
                    DEFENDANTS.    :
-----------------------------------X



                         AMENDED CLASS ACTION COMPLAINT

     Plaintiff, by its attorneys, alleges upon information and belief, except with respect to its ownership of Cort Business Services Corporation ("Cort" or the "Company") common stock which is alleged on personal knowledge, as follows:

                                   THE PARTIES

     1. Plaintiff Harbor Finance Partners, is and was at all times relevant to this action the owner of shares of Cort common stock.

     2. Defendant Cort, a corporation organized and existing under the laws of the state of Delaware, provides rental office and residential furniture to corporate and individual customers. The Company operates a network of 109 showrooms in 32 states and the District of Columbia. Cort sells its previously rented merchandise through 72 company-owned clearance centers. Cort maintains its principal executive offices at 4401 Fair Lakes Court, Suite 300, Fairfax, Virginia. Cort completed its initial public offering of shares in November 1995 at a price of $12 per share. Between that offering and the announcement of the proposed transaction, Cort's shares traded between a high of $48 per share on April 1, 1998 and a low of $13 1/4 on November 17, 1995. As of November 30, 1998, Cort had approximately 13 million shares of common stock outstanding which shares trade on the New York Stock Exchange.

     3. Defendant Bruckmann, Rosser, Sherrill & Co. Inc. ("BRS") is an investment company organized and existing under the laws of the State of New York. BRS maintains its principal executive offices at 126 East 56th Street, New York, New York.

     4. Defendant Citicorp Venture Capital, Ltd. ("Citicorp") is an investment group, organized and existing under the laws of the state of New York, with principal offices located at 399 Park Avenue, New York, New York. As of March 1998, defendant Citicorp beneficially owned approximately 5,778,518 or 44% of the Company's common stock. Citicorp is a party to an agreement with the Company dated March 30, 1993, pursuant to which Citicorp was required by April 1, 1999 to reduce (by conversion to non-voting stock or other disposition) its ownership of the Company's common stock to a percentage at which Citicorp will no longer be presumed to have control of the Company under the regulations of the Small Business Administration ("SBA"). In general, the presumption of control exists so long as a person holds 20% or more of the issuer's outstanding voting common stock.

     5. Defendant Paul N. Arnold ("Arnold") is and was at all relevant times Chief Executive Officer, President and Director of the Company.

     6. Defendant Charles M. Egan ("Egan") is and was at all relevant times Chairman of the Board and a director of Cort.

     7. Defendant Bruce C. Bruckmann ("Bruckmann") is and was at all relevant times a Director of Cort, Managing Director of BRS, and Vice President of Citicorp.

     8. Defendant Michael A. Delaney ("Delaney") is and was at all relevant times a director of Cort and Managing Director of Citicorp.

     9. Defendant James E. Urry ("Urry") is and was at all relevant times a Director of the Company and was a Vice President of Citicorp.

     10. Defendants Keith E. Alessi ("Alessi") and Gregory B. Maffei ("Maffei") comprise the remainder of the Board of Directors of Cort.

     11. The officers and directors of Cort, referred to in paragraphs 5-10 (collectively the "Individual Defendants") owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other Cort public stockholders.

                            CLASS ACTION ALLEGATIONS

     12. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of itself and all other shareholders of the Company (except the defendants herein and any persons, firms, trusts, corporations, or other entities related to or affiliated with them) and their successors in interest, who are or will be harmed by reason of the conduct of defendants described herein (the "Class").

     13. This action is properly maintainable as a class action for the following reasons:

          a. The Class is so numerous that joinder of all members is impracticable. There are approximately 13 million shares of Cort's common stock outstanding. There are hundreds of holders of record of Cort common stock who are members of the Class.

          b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

          c. There are questions of law and fact which are common to the Class including, INTER ALIA, the following:

               (1) whether defendants have breached or are breaching their fiduciary duties to the Class; and


               (2) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from effecting the transaction described herein.


          d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be injured by defendants' actions.

          e. Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

          f. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          g. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

                     BACKGROUND OF THE PROPOSED TRANSACTION

     14. In the fall and early winter of 1998, representatives of Cort met with each of J. P. Morgan ("Morgan") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") regarding strategic alternatives available to Cort. Among the transactions considered were a sale of the entire company or a recapitalization with BRS pursuant to which stockholders would receive an opportunity to receive cash for their shares. None of the contacts with DLJ resulted in any contacts with third parties.

     15. Following the contacts with Morgan, representatives of Cort met with Aaron Rents, Inc., a company identified by Morgan as the most likely acquiror for Cort. Representatives of Aaron indicated that they considered any potential transaction to be a "merger of equals" and did not intend to pay any premium above the then current trading price ($24 15/6 per share). Discussions with Aaron were terminated because Citicorp advised Cort that it was not interested in such a transaction.

     16. On March 3, 1999, defendant BRS advised the Cort board of directors that it was considering making an offer for a recapitalization of the Company at a price between $22 and $23 per share. Defendants Egan and Arnold advised the board that they supported such a transaction and that they would be participating in it.

     17. Despite the participation in the transaction of members of Cort's senior management, no special committee of independent directors was formed to consider the proposed transaction. Instead, two non-management directors, without the assistance of independent legal counsel, retained SunTrust Equitable Securities ("SunTrust"), an investment banker, to assist in responding to the BRS offer. No investment banker, other than SunTrust was interviewed.

     18. On March 23, 1999, negotiations regarding the price term of the Merger were concluded. On March 15, 1999, the Cort board of directors met. The Board was advised that Citicorp would participate with BRS in the proposed transaction by retaining a portion of its existing equity in the Company, received a fairness opinion from SunTrust, and voted to approve the Merger. The proposed transaction was announced on March 26, 1999.

                    THE INVESTOR GROUP PROPOSES A TRANSACTION

     19. On or about March 26, 1999, the Company announced that it had executed a definitive merger agreement (the "Merger Agreement") pursuant to which the Company would be acquired by Bruckmann, his affiliate BRS, Citicorp and certain of the Company's officers and directors (the "Investor Group"). Under the terms of the Merger Agreement, a company formed by the Investor Group would acquire the outstanding shares of the Company (other than those being retained in accordance with the Merger Agreement) for $24.00 per share in cash and one share of Series A-1 Preferred stock of the Company ("A-1 Preferred") which would have an initial liquidation preference of $2.50 (the "Merger consideration").

     20. Including the assumption of debt, the transaction is valued at approximately $453 million and is intended to be accounted for as a recapitalization for financial reporting purposes.

     21. Citicorp, which currently holds approximately 44% of the Company's outstanding common stock, will retain a portion of its investment and also provide equity financing to the surviving corporation.

     22. In connection with the proposed transaction, certain members of Cort management will acquire approximately 825,000 shares or 16.5% of the outstanding shares of the surviving corporation, approximately 2.5 million shares of Series B preferred stock or approximately 7.22% of the outstanding shares of such series of preferred stock and 2.16 million shares or 7.22% of Series C Preferred stock of the surviving corporation. Defendants Arnold and Egan and other persons selected by Bruckmann and Citicorp will share in the foregoing stock acquisitions.

     23. Defendants Citicorp, Urry and Delaney will receive preferred stock in connection with their ongoing investment in the surviving corporation that will entitle them to a special dividend preference over the A-1 Preferred. Upon completion of the Merger, a bonus of approximately $3.5 million will be paid to certain members of management.

     24. Upon the effective date of the Merger, an affiliate of Bruckmann will receive a closing fee of approximately $3.4 million and thereafter will receive an annual management fee of $1 million that is subject to increase.

                CORT RECEIVES A HIGHER OFFER FROM BROOK FURNITURE

     25. On April 14, 1999, Cort was contacted by Brook Furniture Rental, Inc. ("Brook"), a third party competitor. Brook advised Cort that, together with Fremont Partners, Brook intended to propose that Cort be recapitalized and combined with Brook in a transaction that would provide Cort shareholders with consideration of $28 per share in cash plus the assumption of debt equaling about $7 per share. Unlike the Investor Group's offer, Brook's offer was all cash.

     26. Cort thereafter advised Citicorp of Brook's competing offer. Cort was advised by Citicorp that it was unwilling to pursue a transaction with Brook and that it would pursue all steps legally available to it to oppose the Brook proposal. These steps included the conversion of Citicorp's shares of non-voting stock into voting shares so that Citicorp would then hold approximately 44% of the Company's voting stock.

     27. Thereafter, on April 20, 1999, the Cort board of directors met to discuss the Brook higher all-cash proposal. The Cort board unanimously rejected Brook's $28 per share cash proposal based upon the conclusion that such transaction could not be consummated in the face of significant opposition expressed by Citicorp, BRS and members of the Company's senior management.

     28. On or about April 29, 1999, Citicorp delivered written notice to the Company requesting the conversion of all of the shares of Class B common stock held by Citicorp into a like number of shares of common stock. This conversion became fully effective on May 7, 1999. All of the shares held by Citicorp are now held in the form of common stock.

     29. Brook advised Cort that the proposed conversion by Citicorp of its non-voting stock back into voting stock was a violation of SBA regulations.

     30. In the words of Keith Alessi, a purportedly independent director, the outcome of the effort to acquire Cort is "predetermined" in favor of Citibank despite the existence of Brook's higher offer.

     31. On May 10, 1999, the Cort board of directors again met to review its earlier conclusion regarding the Brook proposal in light of Brook's contentions regarding the illegality of Citicorp's conversion of its non-voting stock. The Cort board confirmed its earlier decision to reject the Brook proposal.

     32. On June 18, 1999, Brook reported it was sending yet another letter to the board of directors of Cort restating Brook's interest in buying all the common shares of Cort for

$28 a share in cash in a proposed business combination. In comment, Robert W. Crawford, Brook founder and CEO, stated: "We continue to feel that Cort is greatly undervalued in the management-led agreement to take the company private and are now restating our superior, all-cash offer as a better deal for all shareholders." Having heard nothing more from the board of directors of Cort since its initial rejection at the time of Brook's bid in April, Crawford said that the letter is intended to again encourage a conversation with the independent directors of Cort to discuss the merits of Brook's proposed business combination.

     33. The Individual Defendants have clear and material conflicts of interest and are acting to better the interests of themselves at the expense of Cort public stockholders.

     34. In light of the foregoing, the Individual Defendants' fiduciary obligations require them to:

          - undertake an appropriate evaluation of Cort worth as an acquisition candidate;

          - act independently so that the interests of Cort public stockholders will be protected, including but not limited to the retention of independent advisors and the appointment of a Special Committee of some or all of the members of the Cort board to consider the buyout offer and negotiate with management on behalf of Cort public stockholders; and

          - adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cort public stockholders.

     35. As a result of the failure of defendants' to take such steps, plaintiff and the other members of the Class will be damaged in that they will not receive their proportionate share of the value of the Company's assets and business, and will be prevented from obtaining a fair price for their common stock.

     36. Defendants, in failing to disclose the material non-public information in their possession as to the value of Cort assets, the full extent of the future earnings potential of Cort and its expected increase in profitability, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the member of the Class.

     37. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Cort assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owned to plaintiff and the members of the Class, will not engage in arm's length negotiations on the buyout terms, and will not supply to Cort public stockholders sufficient information to enable them to cast informed votes on the proposed buyout and may consummate the proposed transaction, all to the irreparable harm of the members of the Class

     38. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:



          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

          C. Entering an order requiring defendants to take the steps set forth hereinabove;

          D. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

          E. In the event the proposed buyout is consummated, rescinding it and setting it aside;

          F. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          G. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

          H. Granting such other and further relief as to the Court may seem just and proper.

                                            ROSENTHAL, MONHAIT, GROSS &
                                            GODDESS, P.A.


                                        By:   /s/
                                            -----------------------------------
                                            Suite 1401, Mellon Bank Center
                                            919 North Market Street
                                            P.O. Box 1070
                                            Wilmington, Delaware 19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff



OF COUNSEL:

ABBEY GARDY & SQUITIERI, LLP
212 East 39th Street
New York, NY 10016
(212) 889-3700

WECHSLER HARWOOD HALEBIAN & FEFFER, LLP
488 Madison Avenue
New York, NY 10022
(212) 935-9400

BERSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

June 24, 1999

                             CERTIFICATE OF SERVICE


          I HEREBY CERTIFY that on the 24th of June, 1999, two copies of the foregoing NOTICE OF FILING AMENDED CLASS ACTION COMPLAINT and AMENDED CLASS ACTION COMPLAINT were served, by hand, upon:

                  SAMUEL A. NOLEN, ESQUIRE
                  RICHARD LAYTON & FINGER
                  ONE RODNEY SQUARE
                  WILMINGTON, DELAWARE 19801

                  JON E. ABRAMCZYK, ESQUIRE
                  MORRIS NICHOLS ARSHT & TUNNELL
                  1201 N. MARKET STREET
                  WILMINGTON, DELAWARE 19899



                                          /s/
                                        -----------------------------------
                                        Norman M. Monhait